Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2013	Q2 2013	Q1 2013	For the Nine Months Ended July 31, 2013	For the Year-Ended October 31, 2012
Return on Assets	1.06%	0.92%	0.98%	0.99%	0.93%
Return on Equity	20.9%	18.5%	19.6%	19.7%	19.3%
Dividend Payout Ratio	41%	49%	44%	44%	46%
Equity to Asset Ratio	5.61%	5.51%	5.54%	5.56%	5.39%

Results are from Consolidated Financial Statements.